Principal Financial Group                               Principal Life
                                                        Insurance Company

                                                        Princor Financial
                                                        Services Group


October 23, 2007

VIA ELECTRONIC SUBMISSION

Securities and Exchange Commission
Division of Insurance Products
450 Fifth Street, NW
Washington D.C. 20549

RE: Principal Life Insurance Company Variable Life Separate Account Registration Statement on Form N-6 filed on October 5, 2007 File No. 333-146526
         Accession No. 0000812797-07-000013

Ladies and Gentlemen:

The filing referenced above was submitted in an attempt to obtain Series and Class identifiers for a new variable life contract. It was later learned this was unnecessary and that a subsequent N-6 filing could not be made using the Series and Class identifiers obtained with this filing. Therefore, we are requesting this filing be withdrawn.

Thank you for your assistance in this matter.

Sincerely,



Jennifer Mills
Registered Product Development Consultant
515-235-9154


The Principal Home Office: Des Moines, IA USA 50392-2080 (800)451-5447 Securities offered through Princor Financial Services Corporation, member NASD, SIPC, Des Moines, IA 50392-2080 FAX (515) 248-4745
Principal Life and Princor are members of the Principal Financial Group